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Follow-Up Materials

03007134

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alvah Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4221   FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

AR/S
9-30-02

Aloak Corp.

Consolidated Financial Statements
September 30, 2002 and September 30, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 7, 2003
(except as to note 18, which is as of February 14, 2003)

Auditors' Report

To the Shareholders of
Aloak Corp.

We have audited the consolidated balance sheets of **Aloak Corp.** as at September 30, 2002 and September 30, 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and September 30, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Aloak Corp.
Consolidated Balance Sheets
As at September 30, 2002 and September 30, 2001

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	4,733	197,239
Accounts receivable	64,453	82,891
Prepaid expenses	45,378	24,238
Note receivable (note 5)	-	15,000
	114,564	319,368
Deferred pre-operating costs (note 6)	-	26,512
Intangible assets (note 7)	119,975	210,326
Property, plant and equipment (note 8)	124,162	14,281
	358,701	570,487
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	272,051	123,888
Notes payable (note 9)	33,500	-
Deferred revenue	72,481	24,857
Short-term debt of subsidiary (note 10)	62,675	-
	440,707	148,745
Advance from related party (note 11)	100,000	-
	540,707	148,745
Shareholders' (Deficiency) Equity		
Share capital (note 12)	1,115,280	1,025,485
Deficit	(1,297,286)	(603,743)
	(182,006)	421,742
	358,701	570,487

Going concern (note 1)
Commitments (note 13)

Approved by the Board of Directors

"Gregory H. Smith" Director "Clyde Beattie" Director

See accompanying notes to consolidated financial statements.

Aloak Corp.

Consolidated Statements of Operations and Deficit

For the years ended September 30, 2002 and September 30, 2001

	2002 $	2001 $
Revenue	349,143	312,480
Expenses		
General, administrative and selling	510,514	495,931
Project and systems operation	276,708	289,580
Reporting to shareholders	11,512	4,449
Stock exchange and transfer agent fees	6,026	4,067
Interest on long-term debt	1,281	-
Write down of deferred costs	157,946	-
Amortization	78,699	68,574
	1,042,686	862,601
Net loss for the year	(693,543)	(550,121)
Deficit – Beginning of year	(603,743)	(53,622)
Deficit – End of year	(1,297,286)	(603,743)
Loss per share – basic and diluted	(0.01)	(0.01)

See accompanying notes to consolidated financial statements.

Aloak Corp.

Consolidated Statements of Cash Flows

For the years ended September 30, 2002 and September 30, 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Loss for the year	(693,543)	(550,121)
Items not affecting cash		
Write down of note receivable	15,000	-
Write down of deferred costs	157,946	-
Amortization	78,699	68,574
	(441,898)	(481,547)
Net change in non-cash working capital items		
Decrease (increase) in accounts receivable	47,514	(68,730)
Increase in prepaid expenses	(18,101)	(20,788)
Increase in accounts payable	39,510	79,263
Increase in deferred revenue	47,624	14,157
	(325,351)	(477,645)
Investing activities		
Acquisition of property, plant and equipment	(35,875)	(22,728)
Acquisition of intangible assets	(9,740)	(65,418)
	(45,615)	(88,146)
Financing activities		
Issuance of share capital (net of issue costs)	47,795	781,609
Issuance of shares on acquisition of ISMG Inc. (note 2)	2,159	-
Issuance of shares on acquisition of Aloak Corp. (note 3)	-	33,506
Advance from related party	100,000	-
Proceeds from notes payable	33,500	-
Repayment from shareholders	(2,081)	(85,361)
Repayment of short-term debt of subsidiary	(2,913)	-
	178,460	729,754
(Decrease) increase in cash and cash equivalents	(192,506)	163,963
Cash and cash equivalents – Beginning of year	197,239	33,276
Cash and cash equivalents – End of year	4,733	197,239
Supplemental disclosure of cash flow information		
Interest paid	1,281	-
Non-cash financing activities		
Issuance of shares on acquisition of ISMG Inc. (net of cash acquired – Note 2)	39,841	-

See accompanying notes to consolidated financial statements.

1 Nature of operations and basis of presentation

The Corporation provides a range of e-commerce products and services to Canadian business clients, including information technology consulting services, domain registration and application service provider products.

On August 2, 2002, the Corporation acquired all of the outstanding common shares of ISMG Inc., a private company, in exchange for 2,100,000 common shares of the Corporation. The acquisition has been accounted for using the purchase method as described in note 2.

On February 19, 2001, the Corporation acquired all of the issued and outstanding common shares of Aloak Inc., a private company, in exchange for 35,000,000 common shares of the Corporation. The acquisition has been accounted for as a reverse takeover as described in note 3.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,297,286 and a current year loss of $693,543 (2001 - $550,121). The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required such as that described in note 18(a) and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Acquisition of ISMG Inc.

On August 2, 2002, the Corporation acquired all of the issued and outstanding common shares of ISMG Inc. for an aggregate purchase price of $42,000. The purchase price was paid by the issuance of 2,100,000 common shares of the Corporation at an estimated fair value of $0.02 per share.

The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in these financial statements.

	$
Net assets acquired:	
Cash	2,159
Accounts receivable	29,076
Intangible assets	105,726
Equipment	78,322
Prepaid expenses	3,039
Accounts payable and accrued liabilities	(108,653)
Shareholder loan	(2,081)
Long-term debt	(65,588)
Net assets acquired	42,000
Purchase consideration:	
Common shares issued	
2,100,000 @ $0.02	42,000

3 Reverse takeover

On February 19, 2001, the Corporation completed the purchase of all of the issued and outstanding Class A common shares of Aloak Inc., a private company. 100% of the Class A common shareholders of Aloak Inc. tendered to the offer and the purchase price was paid by the issuance of 35,000,000 common shares of Aloak Corp. at a deemed price of $0.10 per share. The costs incurred to complete the acquisition totalled $48,748. As a result, the shareholders of Aloak Inc. became the owners of approximately 64% of the voting shares of Aloak Corp. Therefore, the acquisition has been accounted as a reverse takeover using the purchase method, whereby Aloak Inc. is deemed to be the acquirer.

The cost of the purchase in this reverse takeover has been determined and allocated based on the fair value of Aloak Corp.'s assets and liabilities acquired at February 19, 2001, which were as follows:

	$
Cash and short-term investments	34,872
Prepaids	1,305
Accounts payable and accrued liabilities	(2,671)
	33,506

In connection with, but prior to, the acquisition, Aloak Inc. completed a private placement of its shares for gross proceeds of $400,000 (excluding expenses of the offering of $37,877). Upon completion of the private placement of the Aloak Inc. shares, a major shareholder of Aloak Corp. subscribed for 5,300,000 units of Aloak Corp. at an ascribed price of $0.10 per unit for aggregate gross proceeds of $530,000 (excluding expenses of the offering of $61,766). Each unit consisted of one common share of Aloak Corp. and one warrant. Two warrants entitled the holder to purchase one common share of Aloak Corp. at a price of $0.50 per share.

4 Accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The more significant policies are as follows:

a) Principles of consolidation

These financial statements include the accounts of Aloak Corp. and its wholly owned subsidiaries, Aloak Inc. and ISMG Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

b) Cash and cash equivalents

Cash and cash equivalents are comprised of balances with banks and low-risk highly liquid investments with maturity of three months or less at the date of the purchase.

c) Revenue recognition

Revenue is generated from Application Service Provider ("ASP") services, registration of domain names, hosting, and other information technology consulting services. ASP fees are generally paid and recognized as income on a monthly basis as services are provided. Revenue from the registration of domain names is recognized when services are rendered. Hosting and related services revenue is recognized monthly over the hosting service contract period for hosting service. Consulting revenue is recognized as the services are performed.

Payments received in advance, even if non-refundable, are recorded as deferred revenue.

d) **Deferred pre-operating costs**

Revenues and expenditures during the pre-operating period, October 1, 1998 to March 1, 2000, were deferred. Deferred pre-operating costs were amortized from the date that commercial operations commenced, March 1, 2000, on a straight-line basis over a period of three years.

e) **Deferred development costs**

Deferred development costs, which met certain criteria, related to technology, market and financial feasibility under Canadian generally accepted accounting principles, were deferred and were being amortized on a straight-line basis over a period of five years. Costs that do not meet the criteria are charged to earnings in the period of expenditure. Software costs are amortized using the straight-line method over a period of three years. Management periodically reviews these costs balance for impairment indicating the carrying value exceeds the fair value. Any excess of the carrying amount over the fair value will be written off and charged to income.

f) **Property, plant and equipment**

Property, plant and equipment are recorded at cost. Computer hardware is amortized on a straight-line basis over a period of five years. Equipment is amortized on a straight-line basis at an annual rate of 15%. Management periodically reviews the trademark balance for impairment indicating the carrying value exceeds the fair value. Any excess of the carrying amount over the fair value will be written off and charged to income.

g) **Income taxes**

Income taxes are accounted for using the liability method of income tax allocation. Under this method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

h) **Stock option plan**

The Corporation has a stock-based compensation plan described in note 12(d). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the weighted average exercise price of the stock options cancelled, if any, is charged to retained earnings.

i) **Loss per common share**

The treasury method is used to calculate diluted loss per share.

j) **Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, including deferred development costs, liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5 Note receivable

Note receivable from an employee trust is due on demand and is non-interest bearing. During the year, the note was written down to reflect the value of the underlying security.

6 Deferred pre-operating costs

	2002 $	2001 $
Cost	53,024	53,024
Accumulated amortization	(53,024)	(26,512)
Balance – End of year	-	26,512

Pursuant to section 3450.32 of the CICA Handbook the Corporation was required to write down the remaining deferred pre-operating costs.

7 Intangible assets

The intangible assets include both acquired and internally developed software.

			2002
	Cost $	Accumulated Amortization $	Net $
Acquired software	122,404	7,859	114,545
Deferred development costs	258,013	258,013	-
Trademarks	5,430	-	5,430
	385,847	265,872	119,975

			2001
	Cost $	Accumulated Amortization $	Net $
Acquired software	15,273	2,378	12,895
Deferred development cost	249,678	57,677	192,001
Trademarks	5,430	-	5,430
	270,381	60,055	210,326

Pursuant to section 3450.32 of the CICA Handbook, the Corporation was required to write down the value of its deferred development costs.

8 Property, plant and equipment

			2002
	Cost $	Accumulated Amortization $	Net $
Computer hardware	98,419	8,248	90,171
Equipment	34,491	500	33,991
	132,910	8,748	124,162

			2001
	Cost $	Accumulated Amortization $	Net $
Computer hardware	16,342	4,298	12,044
Equipment	2,371	134	2,237
	18,713	4,432	14,281

9 Notes payable

The notes payable bear interest at 12% per annum, are unsecured and due on demand.

10 Short-term debt of subsidiary

The short-term debts bear interest from 6% to 8%. Approximately $36,000 is secured under a general security agreement and the remaining balance is unsecured. The debts are repayable in monthly instalments of principal and interest of $1,770 per month.

The subsidiary is not in compliance with the debt covenant provisions as required under the lending agreements, and thus is in default of these agreements. As a result, all of the above debts have been classified as a current liability.

11 Advance from related party

During the year, the Corporation entered into an agreement with a company, which is controlled by a director of the Corporation, whereby that company would acquire 4,075,705 common shares of the Corporation's subsidiary Aloak Inc. for a purchase price of $250,000. However, that company failed to comply with the terms of the agreement, thus terminating the agreement. At year-end, $100,000 of the purchase price had been advanced to the Corporation. The agreement has no fixed terms of repayment.

12 Share capital

a) Authorized

Unlimited number of common shares without par value

b) Issued, Common shares

	Shares	Amount $
Balance, September 30, 2000	14,646,057	7,421,721
Adjustment of value to reflect reverse takeover accounting (note 3)	-	(7,388,215)
Aloak Inc. – September 30, 2000	-	210,370
Issued for cash pursuant to Aloak Inc. private placement (note 3)	-	400,000
Exchange of shares in reverse takeover (i)	35,000,000	-
Issued for cash pursuant to private placement (note 3)	5,300,000	530,000
Share issue costs	-	(148,391)
Balance, September 30, 2001	54,946,057	1,025,485
Issued for cash pursuant to private placement	1,180,000	59,000
Issued on acquisition of subsidiary (note 2)	2,100,000	42,000
Share issue costs	-	(11,205)
Balance, September 30, 2002	58,226,057	1,115,280

i) In the reverse takeover described in note 3, all the shares of Aloak Inc. outstanding at February 19, 2001 were exchanged for 35,000,000 common shares of Aloak Corp.

c) Warrants

At September 30, 2002, the corporation had 5,300,000 (2001 – 5,300,000) warrants outstanding (note 3); each two warrants entitle the holder to purchase one common share at a price of $0.50 per share.

d) Options

At September 30, 2002, the Corporation had stock options issued to directors, officers, employees and consultants pursuant to the corporation's incentive stock option plan. During the year, the Corporation granted 440,000 stock options to purchase up to 440,000 common shares at an exercise price of $0.10 per share. During the year, 50,000 stock options expired. At September 30, 2002, stock options outstanding and exercisable total 4,420,000 (2001 – 4,030,000), the weighted average exercise price is $0.10 and the weighted average contractual life is 1.4 years.

e) **Escrow shares**

At September 30, 2002, there are 26,332,245 common shares held in escrow.

f) **Loss per share**

Loss per share is computed on the basis of the weighted average number of shares outstanding during the year, amounting to 55,932,084 (2001 – 47,186,221). Diluted loss per share has not been calculated because the effect would be anti-dilutive.

13 Operating lease commitments

The Corporation has operating leases for its premises and equipment that expire to October 2005. Total payments required under these lease agreements are as follows:

	$
2003	54,013
2004	43,762
2005	32,708
2006	946

14 Related party transactions

During the year, the Corporation paid $41,000 in consulting and administration fees to companies related by virtue of a common director. Included in revenue is sales in the amount of $101,750 to companies that are related by virtue of certain directors of the corporation being directors and/or officers of these companies. Included in this amount is $87,000 from one of these companies. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15 Income taxes

As at September 30, 2002, the Corporation has non-capital loss carry forwards for income tax purposes of $1,516,284. During the year, $31,802 (2001 - $45,549) in non-capital loss carry forwards expired. Unless sufficient taxable income is earned by the Corporation in future years, these losses will expire as follows:

	$
2003	30,743
2004	112,807
2005	74,536
2006	66,405
2007	109,443
2008	563,563
2009	558,787
	1,516,284

In addition, the Corporation has approximately $845,000 of deductible temporary differences. No future tax asset has been recognized in respect of the non-capital losses carried forward or the deductible temporary differences.

Significant components of the corporation's future tax assets as of September 30, 2002 are as follows:

	2002 $	2001 $
Operating losses carried forward	608,485	404,016
Tax value of capital assets in excess of accounting values	223,159	146,234
Share issue costs	41,258	49,408
Other temporary differences	19,150	11,358
Total future tax assets	892,052	611,016
Valuation allowance	(892,052)	(611,016)
Net future tax assets	-	-

16 Financial instruments

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, note payable, short-term debt of subsidiary and advance from related party. The fair values of the financial instruments approximate their carrying values with the exception of the amounts advanced from related party, which does not have fixed payment terms; therefore it is not possible to determine the fair value of this obligation at September 30, 2002. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments.

17 Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

18 Subsequent events

a) Convertible Debenture

On November 20, 2002 the Corporation offered a private placement in the form of convertible debentures of up to $400,000. The debentures shall bear interest at 11%, are secured by the assets of the corporation and are due five years from the date of issue. As at February 14, 2003, $180,000 has been subscribed and fully received.

Holders of the debentures shall have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10 per unit for the first two years from the date of issue; $0.11 per unit for the third year from the date of issue; $0.12 per unit for the fourth year from the date of issue; and $0.13 per unit for the fifth year from the date of issue.

At any time from the date of issue of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants shall have the option to exercise them for common shares of the Corporation at a price of $0.10 per share if exercised in the first year or $0.11 per share if exercised in the second year from the date of issue of the debentures. The warrants shall expire on the date that is two years from the date of issue of the debentures. At any time after two years from the date of issue, the debentures shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

b) Contingent liability

On November 27, 2002, the Corporation's wholly-owned subsidiary ISMG Inc.'s lease agreement for its premises was terminated by the landlord as a result of defaulting on its lease payments. The landlord has reserved the right and intends to seek indemnity against ISMG Inc. regarding the loss of revenue for the unpaid rent at year-end totalling $8,000.